

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Mail Stop 4561

April 15, 2010

Caroline Rechia, CEO
Portaltochina.com, Inc.
2325 Hurontario Street, Suite 204
Mississauga, Ontario L5A 4K4

> **Re: Portaltochina.com, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 9, 2010**
> **File No. 000-52239**

Dear Ms. Rechia:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Introduction

Paragraph 1

1.   Please revise to discuss the reason for your name change to "Northridge Ventures Inc."

Paragraph 2

2.   In this paragraph, you state that Section 5.1 of your amended and restated articles of incorporation increases your authorized capital to 1 billion shares of common stock. Section 5.1 of your amended and restated articles of incorporation states that you are authorized to issue one billion shares, consisting of eight hundred million shares of common stock, and two hundred million shares of preferred stock. Please revise.

3.   Although paragraph 3 discusses the possible anti-takeover effects associated with the establishment of one or more series of preferred stock, please refer to SEC

Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in your authorized shares of your common stock. In addition, please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

4.   Please tell us whether you presently have any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the newly-authorized shares of common stock or preferred stock. If you currently have no such plans, proposals, or arrangements, please disclose this in your filing.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or concerns to Evan S. Jacobson at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel